Exhibit 99.1

LION GROUP HOLDING LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 7, 2025

Notice is hereby given that Lion Group Holding Ltd., a Cayman Islands company (the “Company”), will hold its Extraordinary General meeting of shareholders at 10:00 a.m., local time, on March 7, 2025 (the “Extraordinary General Meeting”) at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, to consider and, if thought fit, to pass the following resolutions:

1.A.	RESOLVED as an special resolution: the consolidation of each 1,000 shares of the Company with a par value of US$0.0000001 into one share of a par value of US$0.0001 with the result of an authorised capital of US$5,000,000 divided into 50,000,000,000 shares with a nominal value of US$0.0001 each, comprising (a) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

2.A.	RESOLVED as an ordinary resolution: the increase of the Company’s authorised capital by US$15,000,000, to be divided into 150,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, with the result of an authorised capital of US$20,000,000, shares with a nominal value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

2.B.

RESOLVED as a special resolution, to approve that Section 6 of the fifth amended and restated memorandum of association of the Company being replaced with the following:

“6. The capital of the Company is US$20,000,000 divided into 200,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on February 12, 2025, New York time, can vote at the Extraordinary General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Extraordinary General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary General Meeting. If you send in your form of proxy and then decide to attend the Extraordinary General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, and must arrive no later than the time for holding the Extraordinary General Meeting or any adjournment thereof. This notice of the Extraordinary General Meeting of Shareholders and the attached proxy statement are also available through our website at http:// ir.liongrouphl.com.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: February 18, 2025

LION GROUP HOLDING LTD.

PROXY STATEMENT

General

The board of directors of Lion Group Holding Ltd., a Cayman Islands company (the “Company”), is soliciting proxies for the Extraordinary General meeting of shareholders to be held on March 7, 2025 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on February 12, 2025, New York time, are entitled to vote at the Extraordinary General Meeting. As of February 12, 2025, 1,281,237,399 of our Class A Ordinary Shares, par value US$0.0001 per share, and 65,387,845 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of February 12, 2025, approximately 1,263,082,900 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, a majority of the paid up voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-3.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary General Meeting, and each Class B Ordinary Share shall be entitled to ten thousands (10,000) votes on all matters subject to the vote at the Extraordinary General Meeting.

At the Extraordinary General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Extraordinary General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass each of the proposed resolutions submitted to a vote at the Extraordinary General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693. The form of proxy must arrive no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the Extraordinary General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the Extraordinary General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs a voting instruction card and a depositary notice for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 am, New York City time on March 4, 2025, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the Extraordinary General Meeting.

In the event that the Deutsche Bank Trust Company Americas timely receives voting instructions from a holder which fail to specify the manner in which the depositary is to vote the Class A Ordinary Shares represented by such holder’s ADSs, the depositary shall (unless otherwise specified in the notice distributed to holders) deem such holder to have instructed the depositary to give a discretionary proxy to a person designated by the Company with respect to such the Class A Ordinary Shares and the depositary shall give a discretionary proxy to a person designated by the Company to vote such Class A Ordinary Shares.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Lion Group Holding Ltd., if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2023 annual report for the year ended December 31, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2023 Annual Report by visiting the “Investor Relations” heading under the “Financial Information” section of the Company’s website at https://ir.liongrouphl.com/#/Overview. If you want to receive a paper or email copy of the Company’s 2023 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@liongrouphl.com.

PROPOSAL 1A

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder to approve the consolidation of each 1,000 shares of the Company with a par value of US$0.0000001 into one share of a par value of US$0.0001 with the result of an authorised capital of US$5,000,000 divided into 50,000,000,000 shares with a nominal value of US$0.0001 each, comprising (a) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each (the “First Proposal”). The approval and adoption of the First Proposal will have no material impact to the current shareholders of the Company because the shareholders of the Company previously approved the increase of the authorized shares 1,000 times on December 23, 2024, which has not come into effect in the Company’s register of members and the issued and outstanding shares.

The First Proposal must be passed by a special resolution which requires a majority of note less than two-thirds of the votes held by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company.

The resolutions put to the shareholders to consider and to vote upon at the Extraordinary General Meeting are:

“IT IS HEREBY RESOLVED, as a special resolution, that: each 1,000 shares of the Company with a par value of US$0.0000001 shall be consolidated into one share of a par value of US$0.0001 with the result of an authorised capital of authorised capital of US$5,000,000 divided into 50,000,000,000 shares with a nominal value of US$0.0001 each, comprising (a) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to approve First Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1A.

PROPOSAL 2A-2B

The Increase of Authorized Capital and the Resulting Amendment to the Company’s Memorandum of Association

Proposal 2A

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the increase of the Company’s authorised capital by US$15,000,000, to be divided into 150,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, with the result of an authorised capital of US$20,000,000, shares with a nominal value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each (the “Increase of Authorized Capital Proposal”).

The Increase of Authorized Capital must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Proposal 2B

If our shareholders approve proposal 2A, our Board of Directors will seek the shareholders’ approval to amend the Company’s fifth amended and restated memorandum of association accordingly. The amendment to the existing memorandum or association of the Company must be approved by a special resolution which requires the affirmative vote of not less than two-thirds of the votes cast at the Extraordinary General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

If the shareholders approve this proposal, our Board of Directors will instruct the registered office to file the notice to amend the fifth amended and restated memorandum of association with the Cayman Islands Registrar of Companies at any time after the approval of the Increase of Authorized Capital. The resolutions (the “Amendment Proposal”) put to the shareholders to consider and to vote upon at the Extraordinary General Meeting in relation to increasing the authorized share capital of the Company and amending the Company’s fifth amended and restated memorandum of association are:

“IT IS HEREBY RESOLVED, as a special resolution, that:

(A)	Section 6 of the fifth amended and restated memorandum of association of the Company be replaced with the following:

“6. The capital of the Company is US$20,000,000 divided into 200,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to approve the Increase of Authorized Capital and the sixth amended and restated memorandum of association.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 2A-2B.

PROPOSAL 3

The Adjournment Proposal

The adjournment proposal, if approved, will request the chairman of the Extraordinary General Meeting (who has agreed to act accordingly) to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals in this proxy statement. If the adjournment proposal is not approved by our stockholders, the chairman of the meeting has the power to adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals.

Vote Required and Board of Directors’ Recommendation

If a majority of the votes of the shares which were present in person or by proxy and voting on the matter at the Extraordinary General Meeting vote for the adjournment proposal, the chairman of the Extraordinary General Meeting will exercise his or her power to adjourn the meeting as set out above.

Recommendation

The Company’s Board of Directors recommends that you vote “FOR” the adjournment proposal.

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary General Meeting. If any other matters properly come before the Extraordinary General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: February 18, 2025